February 12, 2024

VIA EDGAR

United States Securities

and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nicholas Nalbantian

Re:	Safe & Green Holdings Corp.
Registration Statement on Form S-1
File No: 333-276799

Dear Mr. Nalbantian:

Safe & Green Holdings Corp. (the “Registrant”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-1, as amended (File No. 333-276799), be accelerated by the U.S. Securities and Exchange Commission (the “Commission”) to become effective on Tuesday, February 13, 2024, at 9:00 a.m., Eastern Time, or as soon as reasonably practicable thereafter.

The Registrant understands that the Staff of the Commission will consider this request as confirmation by the Registrant that it is aware of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement.

The Registrant hereby authorizes Leslie Marlow of Blank Rome LLP to orally modify or withdraw this request for acceleration. Please contact Ms. Marlow at (516) 457-4238 or Melissa Palat Murawsky (215) 569-5732 with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

Very truly yours,

SAFE & GREEN HOLDINGS CORP.

By:	/s/ Paul Galvin
	Name:	Paul Galvin
	Title:	Chief Executive Officer

cc:   Leslie Marlow, Blank Rome LLP